November 29, 2001





Deloitte & Touche LLP
Attn:  Shawn McGoran
2500 One PPG Place
Pittsburgh, PA  15222

In connection with your security count, we certify that at the close of business on October 26, 2001, the securities appearing on the list of holdings furnished to you, which represent the entire holdings of WesMark West Virginia Municipal Bond Fund, the WesMark Growth Fund, the WesMark Balanced Fund, the WesMark Bond Fund and the WesMark Small Company Growth Fund were either in our possession or under our control on that date.

As indicated in the attached pages, the securities were held either in the Federal Reserve Book Entry System or the Depository
Trust Company. To the best of our knowledge, none of the securities referred to above were assigned, hypothecated, pledged or otherwise encumbered as of October 26, 2001.

Sincerely,



David B. Ellwood  /s/
Senior Vice President
Investment Department

DBE/erp

Enclosure